Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway calls special meeting of shareholders

     TORONTO, Aug. 27 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial
Services Inc. ("Kingsway" or the "Company") announces that its board of directors has called a special meeting of shareholders to be held on Thursday,
October 28, 2010 in Toronto, Ontario. At such meeting, the board expects to present to shareholders for their consideration a rights plan designed solely to protect potential United States income tax benefits arising out of net operating losses accumulated in its U.S. subsidiaries.
     The adoption of such plan will be subject to the approval of applicable regulatory authorities, including the Toronto Stock Exchange. Details of the rights plan and the rationale for adopting same will be provided in the management information circular to be mailed to shareholders by Kingsway in advance of the special meeting of shareholders.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 18:14e 27-AUG-10